SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-14157

Telephone and Data Systems, Inc.
(Exact name of registrant as specified in its charter)

30 North LaSalle Street, Suite 4000, Chicago, IL 60602, 312-630-1900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.875% Senior Notes due 2059
7% Senior Notes Due 2060
(Title of each class of securities covered by this Form)

Common Shares, $.01 par value
Depositary Shares each representing a 1/1000th interest in a share of 6.625% Series UU
Cumulative Redeemable Perpetual Preferred Stock, $.01 par value
6.625% Senior Notes due 2045
5.875% Senior Notes due 2061
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, Telephone and Data Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Telephone and Data Systems, Inc.

Date: May 24, 2021	By:	/s/ Peter L. Sereda
Peter L. Sereda
Executive Vice President and Chief Financial Officer